                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No.    )*

                    PS Financial, Inc.
                                (Name of Issuer)

                      Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   74437V 10 9
                                 (CUSIP Number)
                                 Jerome H. Davis
                          c/o David M. Perlmutter, Esq.
                   200 Park Ave., Suite 4515, New York, NY 10166
                                  (212) 986-4900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 December 3, 1996
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 10 Pages
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CUSIP No. 74437V 10 9

1.   Name of Reporting Person                Jerome H. Davis

     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
2.   Check the Appropriate Box               (a)
     if a Member of a Group                  (b)   X
     (See Instructions)
3.   SEC Use Only

4.   Source of Funds (See Instructions)
                                                  PF

5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
6.   Citizenship or Place of
     Organization                                United States
Number of      7.  Sole Voting Power                136,200
Shares         8.  Shared Voting
Beneficially       Power                             79,000*<F1>
Owned by       9.  Sole Dispositive
Each Report-       Power                            136,200
ing Person     10. Shared Dispositive
with               Power                             79,000*<F1>
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 215,200*<F1>
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
13.  Percent of Class Represented
     by amount in Row (11)                           9.86%
14.  Type of Reporting Person                        IN
     (See Instructions)
<F1>
*    See Items 5(a) and 5(b) of this Statement.















                             Page 2 of 10 Pages

CUSIP No. 74437V 10 9

1.   Name of Reporting Person                Susan B. Davis

     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
2.   Check the Appropriate Box               (a)
     if a Member of a Group                  (b)  X
     (See Instructions)
3.   SEC Use Only

4.   Source of Funds (See Instructions)
                                                  PF

5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
6.   Citizenship or Place of
     Organization                                United States
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                            215,200*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                            215,200*<F2>
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 215,200*<F2>
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
13.  Percent of Class Represented
     by amount in Row (11)                           9.86%
14.  Type of Reporting Person                        IN
     (See Instructions)
<F2>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement, Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 136,200 shares of the Company's Common Stock, par value $.01 per share, held in the name of her husband, Jerome H. Davis.










                             Page 3 of 10 Pages

Item 1.   Security and Issuer.

          The class of equity securities to which this Statement on
Schedule 13D (this "Statement") relates is the Common Stock, par value $.01 per share ("Common Stock") of PS Financial, Inc., a Delaware corporation (the "Company") with its principal executive offices located at 4800 South Pulaski Road, Chicago, Illinois 60632.

Item 2.   Identity and Background.

          (a) This Statement is jointly filed by Susan B. Davis and Jerome H. Davis, wife and husband.

          (b)  Residence:  11 Baldwin Farms North, Greenwich,
Connecticut 06831.

          (c) Mrs. Davis is an investor in antiques operating out of her home. Mr. Davis is a self-employed investment analyst and works out of his home.

          (d) During the last five years, neither Mr. Davis nor Mrs. Davis have been convicted in a criminal proceeding (excluding traffic or similar misdemeanors).

          (e) During the last five years, neither Mr. Davis nor Mrs. Davis has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Davis and Mrs. Davis are each citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          Pursuant to a stock subscription for Common Stock of the Company, Mrs. Davis paid $190,000.00 for an aggregate of 19,000 shares of Common Stock. Following Mrs. Davis's purchase of such Common Stock, she transferred it to a joint account maintained by her and Mr. Davis. In addition, Mr. Davis paid an aggregate of $1,590,637.50 for an aggregate of 136,200 shares of Common Stock owned by him, and Mr. and Mrs. Davis together paid an aggregate of $709,067.50 for an aggregate of 60,000 shares of Common Stock owned by them. Except for the Common Stock obtained through a subscription, all shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by Mr. and Mrs. Davis. All shares were purchased with personal funds of Mr. and Mrs. Davis.

Page 4 of 10 Pages

Item 4.   Purpose of Transaction.

          Mr. and Mrs. Davis have acquired the shares of Common Stock for investment and not with the purpose of changing or influencing the control of the Company. Consistent with this purpose, Mr. Davis routinely monitors the performance of companies in which he and Mrs. Davis invest through the review of their periodic financial statements and reports and intends to do so with regard to the Company. In connection therewith, Mr. Davis sometimes engages in oral and written communications with the officers of a company to discuss his views on its performance.
Such communications may include suggestions regarding ways to enhance company performance and increase shareholder value. To the extent he deems appropriate, Mr. Davis may engage in such communications with the officers of the Company.

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.

Item 5.   Interest in Securities of the Issuer.

          (a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 215,200 shares, representing 9.86 percent of the outstanding shares of Common Stock based on 2,182,125 shares of Common Stock disclosed by the Company as outstanding on December 6, 1996. Of such shares, 136,200 (6.24%) are held in the name of Mr. Davis, and 79,000 (3.62%) are held in the name of Mr. and Mrs. Davis.

          (b)  (i)  Subject to the matters referred to in paragraph
(a) hereof, Mr. Davis has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 136,200 shares of Common Stock owned by him, and shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 79,000 shares of Common Stock jointly owned by him and Mrs. Davis.

               (ii) Subject to the matter referred to in paragraphs
(a) and (b)(i) hereof, Mrs. Davis has shared power to vote or to direct the vote and shared power to dispose or direct the disposition of the 79,000 shares of Common Stock jointly owned by her and Mr. Davis, and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 136,200 shares of Common Stock owned by Mr. Davis.

                        Page 5 of 10 Pages

          (c) A description of all transactions in the shares of Common Stock which have been effected jointly and/or separately by Mr. and Mrs. Davis is set forth in Schedule A attached hereto and is incorporated herein by reference.

          (d) and (e) - Not applicable.

Item 6.   Contracts, Arrangements, Undertakings or Relationships
          With Respect to Securities of the Issuer.

          There are no relevant contracts, arrangements, undertakings or relationships between Mr. and/or Mrs. Davis (except that Mr. Davis and Mrs. Davis are husband and wife and Mr. Davis generally directs Mrs. Davis' investment decisions with respect to any of the securities) and/or with any other person with respect to any securities of the Company.

Item 7.   Materials to be filed as Exhibits.

          1.   Joint Filing Agreement between Jerome H. Davis and
Susan B. Davis.































                        Page 6 of 10 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                    12/9/96        Jerome H. Davis
                      Date           (Signature)

                    12/9/96        Susan B. Davis
                      Date           (Signature)








































                        Page 7 of 10 Pages

                                         Schedule A
                         Information with Respect to Transactions
                         in the Common Stock of PS Financial, Inc.
                           By Jerome H. Davis and Susan B. Davis
Date of             Number of Shares    Price Per Share          Where
   How
Transaction         Purchased (Sold)    (excluding commissions)  Transacted
   Transacted
Susan Davis:
1. November 15, 1996      19,000             $10.00              PS Fin'l, Inc.
*<F3>

Jerome Davis:
2. November 27, 1996       6,800              11.625             OTC
     **<F4>

3. November 27, 1996      10,000              11.75              OTC
     **<F4>

4. November 27, 1996      10,000              11.75              OTC
     **<F4>

5. November 27, 1996       1,000              11.625             OTC
     **<F4>

6. December 2, 1996        5,000              11.75              OTC
     **<F4>

7. December 3, 1996       40,000              11.5625            OTC
     **<F4>

8. December 3, 1996        5,000              11.625             OTC
     **<F4>

9. December 5, 1996        5,400              11.625             OTC
     **<F4>

<F3>
*    Purchased directly from PS Financial, Inc. in an initial public offering pursuant to a stock subscription by Mrs. Davis, and thereafter transferred to a joint account maintained by Mr. and Mrs. Davis.

<F4>
**   Transaction effected in the over-the-counter market ("OTC") through a standard brokerage
     account maintained by Mr. Davis.


                                   Page 8 of 10 Pages

                           Additional Transactions on Schedule A
Date of             Number of Shares    Price Per Share          Where
   How
Transaction         Purchased (Sold)    (excluding commissions)  Transacted
   Transacted
10. December 5, 1996      15,000              11.6875            OTC
     **<F4>

11. December 5, 1996       5,000              11.625             OTC
     **<F4>

12. December 5, 1996      20,000              11.875             OTC
     **<F4>

13. December 5, 1996       3,000              11.875             OTC
     **<F4>

14. December 6, 1996      10,000              11.625             OTC
     **<F4>

Mr. and Mrs. Davis:
15. November 27, 1996      5,000              11.625             OTC
     ***<F5>

16. November 27, 1996     10,000              11.75              OTC
     ***<F5>

17. December 4, 1996      10,000              11.6875            OTC
     ***<F5>

18. December 5, 1996      10,000              11.875             OTC
     ***<F5>

19. December 5, 1996       5,000              11.875             OTC
     ***<F5>

20. December 5, 1996       5,500              11.875             OTC
     ***<F5>

21. December 5, 1996      14,500              11.94              OTC
     ***<F5>

<F4>
**   Transaction effected in the over-the-counter market ("OTC") through a standard brokerage
     account ("Account") maintained by Mr. Davis.

<F5>
***  Transaction effected in the OTC through an Account maintained by Mr. and Mrs. Davis.

                                   Page 9 of 10 Pages